Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Receives Second Purchase Order for Renaissance™
System from Russia Distribution Partner Neuroproject Ltd.

CAESAREA, Israel – September 25, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that it received a Renaissance system order from its Russian distribution partner, Neuroproject Ltd.  Russia remains an important market for the Company, as it now has a total of six surgical guided systems installed, primarily in Moscow.

Neuroproject Ltd. will place the Renaissance system at City Clinical Hospital, #67, which is part of the Moscow City HealthCare Department.  City Clinical Hospital, #67, is one of the largest multi-field medical and preventive treatment facilities of Moscow.  The hospital employs highly skilled professionals, including 5 Doctors of Medical Science and 45 Candidates of Medical Science; more than 100 physicians have the highest qualification class. More than 14,000 surgeries are performed annually, including a great number of high-tech ones, such as spine surgery.  The hospital is a clinical site for 11 sub departments of Moscow’s medical universities.

Neuroproject Ltd. is one of the leaders in working with governmental healthcare institutions in the field of neurosurgery and oncology in Russia. Neuroproject was established by professionals who have worked for more than 15 years in the medical market in Russia and the Commonwealth of Independent States (CIS).   The company represents several European and American manufacturers of medical technology products and consumables.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on Mazor's current expectations and projections about future events.  There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC).  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021